Form 10-K, Exhibit 13
period 1996-09-30
GCR HOLDINGS LTD
filed 1996-11-29
CIK 913912

EXHIBIT 13.  ANNUAL REPORT TO SHAREHOLDERS

                              FINANCIAL HIGHLIGHTS
        (Expressed in thousands of US dollars, except per share amounts)

                                                                            FISCAL YEAR ENDED
                                                                              SEPTEMBER 30,
                                                              1996                1995                1994
                                                              ----                ----                ----


Premiums written                                     $     119,802         $   136,884           $   102,065
Premiums earned                                            124,461             120,556                56,705
Net income                                           $      90,762         $    90,656           $    29,815

Net income per share                                 $        3.63         $      3.94           $      1.32
Pro forma net income per share (1)                   $        3.64         $      3.65                  1.20
Dividends declared per share (2)                     $        1.86         $      9.00           $         -
Weighted average shares outstanding                     24,989,506          23,009,828            22,684,606

Loss and loss expense ratio                                   22.5%               29.3%                 44.6%
Expense ratio                                                 21.5%               18.6%                 18.6%
Combined ratio                                                44.0%               47.9%                 63.2%

                                                                         SEPTEMBER 30,
                                                            1996             1995                 1994
                                                            ----             ----                 ----
Total assets                                         $     516,840         $597,641              $534,014
Shareholders' equity                                 $     417,037         $356,397              $468,067

Book value per share                                 $       16.90         $  15.94              $  20.76


Share Price Range:

                                                                                    HIGH                  LOW
Quarter ended December 31, 1996 (from December 18, 1996)                    $      23.000        $       19.875
Quarter ended March 31, 1996                                                $      25.750        $       21.500
Quarter ended June 30, 1996                                                 $      27.125        $       24.250
Quarter ended September 30, 1996                                            $      26.875        $       21.500


---------------
(1) Assuming 3.3 million shares issued pursuant to sponsor warrants in December 1995 and 1.0 million shares repurchased in July 1996 were effected October 31, 1993.

(2) The 1995 fiscal year dividend was a one-time distribution which preceded establishment of the Company's current dividend policy.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

GCR commenced operations in October 1993. The financial data included in the following discussion are as of September 30, 1996 and 1995 and for the years ended September 30, 1996, 1995 and 1994. Because GCR has a limited operating and loss history, the financial data included herein are not necessarily indicative of the financial condition or results of operations of GCR in the future.

Renewal dates for property catastrophe reinsurance policies are generally concentrated in the first quarter of each calendar year - i.e., in the second quarter of the Company's fiscal year. Approximately half of GCR's reinsurance programs and more than half of its premiums written are related to contracts with renewal dates (primarily January 1 ) in the second quarter of the Company's fiscal year - i.e., the quarter ending March 31. Nevertheless, because premiums generally are earned over the term in which the related reinsurance coverage is provided, GCR's premiums earned are not concentrated in any interim period. Earned premiums in the year ended September 30, 1994 and, to a lesser extent, in the year ended September 30, 1995 reflect the start-up nature of the Company's operations during these fiscal years.

RESULTS OF OPERATIONS, YEARS ENDED SEPTEMBER 30, 1996 AND 1995

Written premiums for the year ended September 30, 1996 were $119.8 million, a decrease of 12.5% compared to written premiums for the prior fiscal year. This decrease was the result of several factors: increasing price competition in GCR's property catastrophe line of business, a reduction in reinstatement premium associated with favorable loss experience and negative adjustments of premium associated with proportional business. Price competition has caused GCR to reduce, and in some cases cancel, its participation in business it does not consider to be adequately priced. Premium rates in the global property catastrophe market have decreased in recent periods due to favorable loss experience in the industry. Further downward pressure on rates and on GCR's written premiums in 1997 can be expected if and while this favorable loss experience continues.

For the current fiscal year, premiums earned were $124.5 million, an increase of 3.2% compared to the prior fiscal year. This increase reflects the practice of earning premiums ratably over the reinsurance contract period (generally one year) and, therefore, the earning of some premiums written in fiscal year 1995, when GCR achieved significant growth in new business from new and existing clients.

For the year ended September 30, 1996 losses and loss expenses were $28.0 million compared to $35.3 million for the prior fiscal year, a decline of 20.6%. GCR was affected by only two catastrophic events in the most recent period - Hurricane Opal, which struck the Florida Panhandle in early October 1995 and for which the Company incurred losses and loss expenses of $3.3 million and Hurricane Fran, which struck the coast of North Carolina in September 1996 and for which the Company incurred losses and loss expenses of $6.8 million, and saw favorable loss development of $3.1 million related to previous periods. GCR's loss ratio was 22.5% for the year ended September 30, 1996, compared to 29.3% for the prior fiscal year. While loss experience for the year was favorable, GCR is subject to infrequent but severe effects of natural and man-made catastrophes, which can lead to volatile losses and financial results.

Investment income was $29.0 million for the year ended September 30, 1996. The 11.3% decrease from $32.7 million in the year ended September 30, 1995 is the result of declining interest rates and the use of cash generated from the sale of investment assets to repay borrowings under the Credit Agreement (described below) in February 1996, which more than offset the effects of positive cash flow from operations added to the investment portfolio. The average yield on the investment portfolio was 6.1% in fiscal 1996, compared to 6.6% in the prior fiscal year.

Acquisition expenses were $20.0 million for the fiscal year 1996, compared to $17.1 million for the fiscal year 1995. The increase in acquisition expenses is related to growth of international property catastrophe business and higher commission rates on proportional business.

General and administrative expenses increased 24.6% to $10.7 million for the year ended September 30, 1996 compared to the prior year. This increase reflects an increase in GCR's staff, compensation expense of $1.6 million related to an adjustment in the exercise price of certain outstanding options and certain non-recurring expenses associated with the public offerings in December 1995 and July 1996. GCR's expense ratio was 21.5% for the year ended September 30, 1996, compared to 18.6% for the year ended September 30, 1995.

Interest expense of $2.0 million for fiscal year 1995 and $3.7 million for the fiscal year 1996 reflects the borrowing under the Credit Agreement in August 1995 of $142.0 million at 6.7% per annum. The borrowing was repaid by February 1996.

For the fiscal years 1996 and 1995, respectively, net income was $90.8 million and $90.7 million, or $3.63and $3.94 per share.

RESULTS OF OPERATIONS, YEARS ENDED SEPTEMBER 30, 1995 AND 1994

In the year ended September 30, 1995, GCR produced written premiums of $136.9 million, reflecting growth in new business from new and existing clients, offset in part by modest rate reductions. GCR established itself in the worldwide property catastrophe reinsurance market in its first year of operations, which ended September 30, 1994, and produced written premiums of $102.1 million in that year. Premiums earned for the years ended September 30, 1995 and 1994 were $120.6 million and $56.7 million, respectively, with the increase principally reflecting GCR's continuing efforts to establish new reinsurance clients and, to a lesser extent, growth in business from existing clients.

Investment income was $32.7 million and $20.1 million for the years ended September 30, 1995 and 1994, respectively. The 1994 fiscal year results reflect interest rates that were low by historical standards. The average yield on GCR's investment portfolio for the years ended September 30, 1995 and 1994 was 6.6% and 4.6%, respectively. Realized gains (losses) on investments were $0.4 million for the year ended September 30, 1995 and $(10.2) million in the year ended September 30, 1994. Approximately $6.0 million of the realized losses in the 1994 fiscal year reflected a decision to shorten the average maturity of the portfolio in November 1993, which in large measure, but not completely, insulated the Company from the most serious effects of rising interest rates later in that fiscal year.

Losses and loss expenses for the years ended September 30, 1995 and 1994 were $35.3 million and $25.3 million, respectively. Of the 1994 amount, $17.6 million was the result of catastrophe losses sustained in the earthquake in Northridge, California on January 17, 1994. The 1995 losses included $5.8 million of loss development reported in 1995 related to the Northridge earthquake. Losses incurred in the fourth quarter of the 1995 fiscal year were $15.0 million, including provisions for losses from Hurricanes Luis and Marilyn and a hailstorm in Germany. The Company's loss ratio - i.e., the ratio of losses and loss expenses to earned premium - was 29.3% and 44.6% for the years ended September 30, 1995 and 1994, respectively. The decline in the loss ratio during fiscal year 1995 was primarily due to the absence of a significant loss event during that year compared to the prior year, in which the 1994 Northridge earthquake occurred.

Acquisition expenses, primarily commission and brokerage related to the production of premiums, were $17.1 million and $6.7 million for the years ended September 30, 1995 and 1994, respectively. The increase in acquisition expenses for the 1995 fiscal year is directly related to the growth in earned premiums during that year. General and administrative expenses were $8.6 million and $5.3 million in the years ended September 30, 1995 and 1994, respectively. The growth in these expenses in fiscal year 1995 reflects growth in staff size, travel expenses and the opening of GCR's office in Belgium, as well as expenses associated with the line of credit established in August 1995 and with the initial public offering.

Net income for the year ended September 30, 1995 was $90.7 million, or $3.94 per ordinary share. Net income for the 1994 fiscal year was $29.8 million, or $1.32 per ordinary share, The increase in net income is principally attributable to the start-up nature of GCR's business during these periods, as well as to the occurrence of the Northridge earthquake in fiscal year 1994 and the absence of any catastrophic event of comparable severity during the subsequent fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company raised approximately $441.0 million in cash, net of placement costs, through an initial placement of ordinary shares in October 1993. Of this amount, $440.0 million was contributed to Global Capital Re.

The Company is a holding company that conducts no operations of its own and whose assets essentially consist of its equity interest in Global Capital Re. Consequently, the Company's cash flows are limited to distributions from Global Capital Re and borrowings under the Credit Agreement, which are its only sources of cash to pay creditors and to pay any dividends to holders of ordinary shares. Distributions by Global Capital Re to the Company are limited pursuant to statutory capital and surplus requirements. As a result of the application of those requirements to the financial position of Global Capital Re as of September 30, 1996, Global Capital Re would be required to notify Bermuda authorities before making any distribution to the Company in excess of approximately $107.3 million during the 1997 fiscal year. This amount is determined based on Global Capital Re's financial position as of September 30 of each year and is subject to annual adjustment. In addition, the full $150.0 million is currently available to the Company for borrowing under the Credit Agreement, assuming the Company is able to continue meeting the minimum net worth and other requirements thereunder.

GCR generated cash flow from operations of $97.9 million, $104.9 million and $55.0 million during the years ended September 30, 1996, 1995 and 1994, respectively. These amounts represent the excess of premiums and net investment income collected over losses, loss expenses and underwriting and other expenses paid. Net cash flows from operating activities are added to funds available for investment. GCR can be expected to incur significant catastrophe losses from time to time and, as a result, generate substantially reduced or even negative cash flow from operating activities.

Substantially all of GCR's funds have been invested in a portfolio of short duration, high quality fixed income investments. At September 30, 1996, the fair value of GCR's fixed investment portfolio was $438.2 million, all of which was invested in securities rated investment grade by Standard & Poor's Corporation. GCR's investment portfolio is structured to provide liquidity to meet requirements for large loss payments to clients in the event of significant catastrophes. All of GCR's investments are currently classified as securities available for sale and are carried at fair value in the financial statements.

Cash flow used in investing activities (i.e., the net purchase of investments for GCR's portfolio), amounted to $121.4 million in fiscal 1995 and $374.5 million in fiscal year 1994. Cash flow provided by investing activities (i.e., the net liquidation of investments in GCR's portfolio) was $46.2 million in the year ended September 30, 1996. In the 1996 fiscal the year, investments were liquidated to provide funds to repay borrowings under the Credit Agreement.

In the 1996 fiscal year, net cash used in financing activities was $171.5 million reflecting the repayment of funds borrowed under the Credit Agreement and the payment of quarterly dividends to shareholders, offset in part by the proceeds from exercise of sponsor warrants in December 1995. The Company paid dividends in respect of its ordinary shares, of $0.62 per share, on February 27, 1996 ($15.9 million), May 15, 1996 ($15.9 million) and August 20, 1996 ($15.3 million). In fiscal year 1995, significant financing activity consisted of borrowing under the Credit Agreement, substantially all of which was used to pay a portion of the August 1995 distribution to shareholders, resulting in a net use of funds of $63.5 million. In fiscal year 1994, cash flow from financing activity related primarily to the initial funding of the Company and amounted to $441.0 million in cash.

In August 1995, the Company entered into the Credit Agreement with various commercial banks, for which The First National Bank of Chicago is acting as agent, and borrowed approximately $142.0 million under the facility. The Company used substantially all of these borrowed funds, together with available cash generated from the sale of the investments, to pay a distribution to shareholders on August 18, 1995 of $201.3 million. Of these borrowings, $34.0 million was repaid out of the proceeds of the exercise of the sponsors' warrants on December 22, 1995 and the remaining $108.0 million was repaid out of the proceeds of the liquidation of investments on February 22, 1996.

In the 1995 initial public offering, which closed on December 22, 1995, 7,618,750 shares were sold on behalf of the Company's original shareholders at a price of $18.50 per share. All offering proceeds were received by the selling shareholders. In connection with the 1995 offering, the Company's shareholders approved an increase in the Company's authorized capital and a 5:1 share split, which was effected in the form of a share dividend on December 22, 1995. In addition, the Company's sponsors exercised all of their options to acquire 3,303,655 ordinary shares at an aggregate exercise price of $36.3 million ($11.00 per share), substantially all of which was used to repay a portion of the outstanding borrowings under the Credit Agreement.

In the July 1996 offering, 5,350,000 shares were sold on behalf of the Company's original shareholders at an offering price of $22.00 per share. All offering proceeds were received by the selling shareholders. Global Capital Re repurchased 1,000,000 of the shares sold in the July 1996 offering, at the public offering price net of the underwriting discount. This repurchase reduced shareholders' equity by approximately $20.9 million. The shares purchased by Global Capital Re, while held by it, will continue to carry the dividend, voting and other rights associated with outstanding ordinary shares but, for purposes of GCR's consolidated financial statements, such shares will be treated as if they have been retired when repurchased.

BERMUDA REGULATORY CAPITAL REQUIREMENTS

The Company's ability to pay dividends to shareholders is limited by the Bermuda Insurance Act 1978, which requires Global Capital Re to maintain a minimum solvency margin and a minimum liquidity ratio. The solvency margin requirement is the greater of $100.0 million, 50% of net premiums written (with maximum credit of 25% for reinsurance ceded) or 15% of loss reserves. If Global Capital Re were to reduce its capital by more than 15% of that contained in its statutory financial statements for the prior fiscal year, it would be required to apply to the Minister of Finance for approval and file certain required information, including an affidavit declaring that it would remain in compliance with the required solvency margin and continue to have $100 million of statutory capital and surplus. The Company does not expect these requirements to impose any significant limitations on the Company's liquidity, based on Global Capital Re's current capital structure and operating results.

THE CREDIT AGREEMENT

The Company currently has no outstanding borrowings under the Credit Agreement. The Credit Agreement provides that the Company may not pay dividends or make other distributions in any fiscal year in amounts that, in the aggregate, would exceed GCR's consolidated net income for the prior fiscal year or if any material or incipient default exists under the facility. Pursuant to the Credit Agreement, the Company has also agreed, among other things, that (i) it will use the funds borrowed under the facility only to meet its general needs and those of Global Capital Re; (ii) other than pursuant to the Credit Agreement, it will not incur indebtedness in excess of $5.0 million, or grant any lien, subject to certain limited exceptions; (iii) it will not effect any merger, asset sale or other significant business combination; (iv) it will not dispose of more than 10% of its assets on a consolidated basis; (v) it will limit its investments to certain specified categories; and (vi) it will maintain a consolidated net worth, and cause Global Capital Re to maintain a net worth, of at least $250.0 million (as of September 30, 1996, such consolidated net worth of the Company was approximately $417.0 million), and will cause Global Capital Re to maintain a ratio of premiums written to net worth, determined as of the end of each fiscal quarter for the four fiscal quarters ending on such date, of not more than 0.75 to 1.0 (as of September 30, 1996, such ratio was less than 0.28 to 1). As security for its obligations under the Credit Agreement, the Company has pledged to the agent for the lenders all of the capital shares of Global Capital Re. The Credit Agreement terminates on August 17, 1998.

The Credit Agreement provides for advances in the form of Eurodollar loans bearing interest at the London Interbank Offered Rate ("LIBOR") plus 60 or 70 basis points, depending upon the amount of outstanding borrowings, or in the form of U.S. floating rate loans bearing interest at an annual rate equal to the higher of the federal funds rate plus 50 basis points per annum or the corporate base rate of The First National Bank of Chicago, as announced from time to time.

The Company has agreed to pay to the lenders under the Credit Agreement a commitment fee of between 0.175% and 0.20% of the daily unborrowed portion of the facility. The Company can permanently reduce the total commitment of the lenders (and therefore its commitment fee) by giving three days' notice to the agent for the lenders.

A default under the Credit Agreement will occur when, among other occurrences, the Company (i) fails to repay any principal or interest; (ii) fails to comply with the covenants referred to above; (iii) fails, or Global Capital Re fails, to pay any material amount due under indebtedness to any other person; (iv) files, or Global Capital Re files, for bankruptcy or otherwise becomes unable to pay its debts generally as they become due; (v) there occurs a change of control (defined generally as the acquisition by any person or group (other than Goldman, Sachs & Co. and their affiliates) of beneficial ownership of 20% or more of the ordinary shares or the turnover within a 25-month period of a majority of the Company's Board of Directors); or (vi) Global Capital Re has any regulatory proceedings instituted against it. Upon a default (other than a default under (iv) above with respect to which acceleration would be automatic), the lenders holding at least 66 2/3% of the outstanding loans under the facility may accelerate the maturity of all borrowings thereunder and the agent for the lenders may foreclose upon, and hold or dispose of, the capital shares of Global Capital Re in satisfaction of any amounts owed thereunder.

CURRENCY

GCR's functional currency is the U.S. dollar. However, while substantially all of GCR's investments are in U.S. dollar-denominated instruments, the premiums receivable and losses payable in respect of a substantial portion of GCR's business are denominated in currencies other than U.S. dollars. GCR has not hedged its currency exposure with respect to premiums receivable or losses payable. With respect to losses payable, GCR does not hedge its currency exposure prior to the occurrence of an event that may give rise to a claim, although it may purchase a currency hedge after a major event occurs. After a catastrophe occurs, GCR's loss settlement cost may increase if the related claims are denominated in a foreign currency that appreciates against the U.S. dollar during the claim settlement period. To date, GCR has not incurred any significant claims that are payable in currencies other than U.S. dollars.

GCR's investment portfolio does not currently include options, warrants, swaps, hedges, collars or similar derivative instruments. GCR has no plans to change its investment strategy to provide for the purchase of such instruments other than in the limited circumstances described above.

EFFECTS OF INFLATION

GCR estimates the effects of inflation on its business and reflects these estimates in the pricing of its reinsurance contracts. Because of the relatively short claims settlement cycle associated with its reinsurance portfolio, GCR generally does not take into account the effects of inflation when estimating reserves. The actual effects of inflation on the results of GCR cannot be accurately known until claims are ultimately settled.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

We have audited the accompanying consolidated balance sheets of GCR Holdings Limited (a Cayman Islands company) as of September 30, 1996 and 1995 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of GCR Holdings Limited as of September 30, 1996 and 1995 and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1996 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN & CO.

Hamilton, Bermuda
October 21, 1996

                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1996 and 1995
 (Expressed in thousands of United States dollars, except for per share amounts)

                                                1996         1995
                                            -----------   ----------
ASSETS

Fixed maturity investments, at fair value
(amortized cost: $438,393 and $484,858)      $ 438,204    $ 485,322

Cash and cash equivalents                       14,070       41,490

Premiums receivable                             45,542       49,716

Accrued investment income                        8,941       10,073

Deferred acquisition costs                       9,416       10,257

Other assets                                       667          783

-------------------------------------------------------------------
TOTAL ASSETS                                 $ 516,840    $ 597,641
===================================================================


LIABILITIES

Reserve for losses and loss expenses         $  39,934    $  33,390

Unearned premium reserve                        57,029       61,688

Loan payable                                      --        142,000

Loan interest payable                             --          1,017

Accrued expenses and accounts payable            2,840        3,149

-------------------------------------------------------------------
TOTAL LIABILITIES                               99,803      241,244
-------------------------------------------------------------------


SHAREHOLDERS' EQUITY

Ordinary shares, 24,674,255 and 22,361,600
     shares outstanding, par value US$0.10       2,467        2,236

Additional paid-in capital                     355,295      338,353

Notes receivable for shares issued              (1,359)      (1,783)

Unrealized gains (losses) on investments          (129)         464

Retained earnings                               60,763       17,127

-------------------------------------------------------------------
SHAREHOLDERS' EQUITY                           417,037      356,397
-------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 516,840    $ 597,641
===================================================================


The accompanying notes to the Consolidated Financial Statements are an integral part of these Balance Sheets.

                        CONSOLIDATED STATEMENTS OF INCOME
              For the years ended September 30, 1996, 1995 and 1994
 (Expressed in thousands of United States dollars, except for per share amounts)

                                                      1996            1995            1994
                                                      ----            ----            ----
REVENUES

Premiums written                              $    119,802    $    136,884    $    102,065

Change in unearned premiums                          4,659         (16,328)        (45,360)

------------------------------------------------------------------------------------------
Premiums earned                                    124,461         120,556          56,705

Investment income, net                              28,964          32,651          20,095

Realized gains (losses) on investments, net            (17)            391         (10,216)

Exchange gains (losses), net                          (147)            (20)            529

------------------------------------------------------------------------------------------
TOTAL REVENUES                                     153,261         153,578          67,113
------------------------------------------------------------------------------------------


EXPENSES

Losses and loss expenses                            28,028          35,293          25,278

Acquisition expenses                                20,025          17,063           6,743

General and administrative expenses                 10,722           8,602           5,277

Interest expense                                     3,724           1,964            --

------------------------------------------------------------------------------------------
TOTAL EXPENSES                                      62,499          62,922          37,298
------------------------------------------------------------------------------------------


NET INCOME                                    $     90,762    $     90,656    $     29,815
==========================================================================================


Net income per ordinary share                 $       3.63    $       3.94    $       1.32
Weighted average number of ordinary shares      24,989,506      23,009,828      22,684,606

The accompanying notes to the Consolidated Financial Statements are an integral part of these Statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              For the years ended September 30, 1996, 1995 and 1994
   (Expressed in thousands of United States dollars, except for share amounts)

                                                                    ADDITIONAL                UNREALIZED
                                       SHARES            PAR        PAID-IN        NOTES      INVESTMENT       RETAINED
                                    OUTSTANDING         VALUE       CAPITAL     RECEIVABLE    GAINS (LOSSES)   EARNINGS


Balance October 1, 1993                       -     $    -     $       -      $      -     $        -         $      -

Issuance of shares                   22,562,050      2,256       440,817        (2,100)

Change in unrealized gains
(losses) on investments                                                                        (2,721)

Net income                                                                                                      29,815

---------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1994           22,562,050        2,256      440,817        (2,100)       (2,721)          29,815

Issuance of shares                          965                        20

Repurchase of shares                   (201,415)         (20)      (4,573)

Payments on notes receivable                                                        317

Change in unrealized gains
(losses) on investments                                                                         3,185

Net income                                                                                                      90,656

Dividends to shareholders                                         (97,911)                                    (103,344)

---------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1995           22,361,600        2,236      338,353        (1,783)          464           17,127

Issuance of shares                    3,312,655          331       37,762

Repurchase of shares                 (1,000,000)        (100)     (20,820)

Payments on notes receivable                                                        424

Change in unrealized gains
(losses) on investments                                                                          (593)

Net income                                                                                                      90,762

Dividends to shareholders                                                                                      (47,126)

---------------------------------------------------------------------------------------------------------------------------
Balance September 30, 1996           24,674,255       $2,467     $355,295       $(1,359)      $  (129)       $  60,763
===========================================================================================================================


The accompanying notes to the Consolidated Financial Statements are an integral part of these Statements.

                       CONSOLIDATED STATEMENTS CASH FLOWS
             For the years ended September 30, 1996, 1995 and 1994
                (Expressed in thousands of United States dollars)

                                                                       1996             1995               1994
                                                                   -------------    -------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                       $       90,762   $       90,656   $           29,815
Adjustments to reconcile net income to cash provided by
  operating activities:

  Depreciation and amortization                                             435              314                  216
  Realized (gains) losses on sale of investments                             17             (391)              10,216
  Add (deduct) changes in assets and liabilities:

      Premiums receivable                                                 4,174          (11,857)             (37,859)
      Accrued investment income                                           1,132           (2,778)              (7,295)
      Deferred acquisition costs                                            841           (4,282)              (5,975)
      Other assets                                                          (83)            (102)                 (52)
      Reserve for losses and loss expenses                                6,544           13,685               19,705
      Unearned premium reserve                                           (4,575)          16,328               45,360
      Loan interest payable                                              (1,017)           1,017
      Accrued expenses and accounts payable                                (309)           2,267                  882

----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                97,921          104,857               55,013
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sales and maturities of investments                       684,680          677,375            1,355,700
Purchases of investments                                               (638,172)        (798,308)          (1,729,451)
Purchases of fixed assets                                                  (320)            (419)                (739)

----------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                      46,188         (121,352)            (374,490)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issue of shares                                            38,093               20              451,241
Less: Placement costs                                                                                          (8,168)
Less: Issued for notes receivable                                                                              (2,100)
Repurchase of shares                                                    (20,920)          (4,593)
Repayment of notes receivable                                               424              317
(Repayment) proceeds of borrowing                                      (142,000)         142,000
Dividends to shareholders                                               (47,126)        (201,255)

----------------------------------------------------------------------------------------------------------------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                    (171,529)         (63,511)             440,973
----------------------------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                    (27,420)         (80,006)             121,496
Cash and cash equivalents at the beginning of the year                   41,490          121,496

======================================================================================================================
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                 $       14,070   $       41,490   $          121,496
======================================================================================================================


The accompanying notes to the Consolidated Financial Statements are an integral part of these Statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1996

1. GENERAL

GCR Holdings Limited (the "Company") was incorporated on May 14, 1993, under the laws of the Cayman Islands. The Company conducts business through its wholly-owned subsidiary, Global Capital Reinsurance Limited ("Global Capital Re"), which was incorporated in Bermuda on June 11, 1993, and is licensed to write insurance business. Global Capital Re, which specializes in worldwide property catastrophe reinsurance written on an excess-of-loss basis, began writing business as of October 1, 1993.

Global Capital Re underwrites property catastrophe reinsurance and has large aggregate exposures to natural and man-made disasters. Management expects that Global Capital Re's loss experience generally will involve infrequent events of great severity. Consequently, the occurrence of losses from catastrophic events is likely to result in substantial volatility in the financial results.

An initial public offering of 7.6 million shares of the Company held by existing shareholders was completed in December 1995. In connection with the initial public offering, the shareholders approved an increase in the Company's authorized capital and the Board of Directors approved a share split in the form of a share dividend effected at a ratio of 5:1. In addition, the Company's sponsors exercised warrants to acquire 3.3 million shares at an aggregate exercise price of $36.3 million ($11.00 per share). Of that amount, $34.0 million was used to reduce outstanding borrowings. Net income per share is set forth in the consolidated statements of income for all periods after giving effect to the share split.

A secondary public offering of 5.4 million shares of the Company held by existing shareholders was completed in July, 1996.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared using accounting principles generally accepted in the United States. These statements include the accounts of GCR Holdings Limited and its wholly-owned subsidiary, Global Capital Re (together, "GCR"). All significant intercompany transactions have been eliminated. Certain reclassifications have been made to the 1994 and 1995 balances to conform to the 1996 presentation. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

PREMIUMS. Written premiums are recognized on policies which have effective dates within the period of the consolidated income statement. Written premiums are recorded based on information provided by clients. Any subsequent premium adjustments are recognized in the period in which they are determined. Premiums are earned on a pro rata basis over the policy coverage period. Unearned premiums represent the portion of premiums written in respect of coverage applicable to the unexpired terms of policies in force.

DEFERRED ACQUISITION COSTS. Acquisition costs, consisting of commissions and brokerage expenses incurred at policy issuance, are deferred and amortized on the same basis as the underlying policy premiums. Deferred acquisition costs are limited to estimated realizable value based on related unearned premiums, and take into account anticipated claims and expenses, based on experience, and anticipated investment income.

LOSSES AND LOSS EXPENSES. The reserve for losses and loss expenses includes reserves for unpaid losses and loss expenses and for losses incurred but not reported. The reserve for losses and loss expenses is established by management based on information received from clients, modified as necessary using management's industry experience and judgment. The methods used to estimate the reserves are periodically reviewed to ensure that the assumptions made continue to be appropriate. Any adjustments resulting therefrom are reflected in income in the period in which the adjustments are made. For certain catastrophic events there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses.

Management believes that the reserve for losses and loss expenses is adequate to cover the ultimate net cost of losses and loss expenses incurred. However, the reserve is necessarily an estimate and the amount ultimately paid may be more or less than the estimate.

INVESTMENTS. Investments are considered available for sale in response to changes in market interest rates, changes in liquidity needs or other factors, and are carried at fair value based on quoted market prices. Investments are recorded on a trade date basis with balances pending settlement accrued in the balance sheet. Realized gains and losses on sales of investments are determined on the basis of specific identification of the cost of securities sold. The net unrealized gain or loss on investments available for sale is included as a separate component of shareholders' equity. Investment income is recognized when earned and includes the amortization of bond premium and accretion of bond discount.

FAIR VALUE OF FINANCIAL INSTRUMENTS. Fair value disclosures with respect to certain financial instruments are included separately herein when appropriate. The carrying values of other financial instruments, including the loan payable, premiums receivable and accrued investment income, approximate their fair value due to the short-term nature of the balances.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents includes amounts due from banks and short-term investments having maturities within three months of date of purchase. The carrying value approximates fair value due to the short maturity of these instruments.

PREMIUMS RECEIVABLE. Reinsurance premiums receivable are stated net of an allowance for doubtful accounts. The allowance for doubtful accounts is nil at September 30, 1996 and 1995.

FOREIGN EXCHANGE. The consolidated financial statements are expressed in United States dollars. Transactions denominated in other currencies have been translated into United States dollars using the rate of exchange in effect at the date of the transaction. The components of the consolidated balance sheets have been translated at the rates in effect at the balance sheet date, except for the unearned premium reserve and deferred acquisition costs, which are translated at historical rates of exchange.

STOCK INCENTIVE COMPENSATION PLANS. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes compensation expense for stock option grants to the extent that the fair value of the stock exceeds the exercise price of the option at the measurement date. For certain of the stock options outstanding, the declaration of dividends results in a change in the option price and a new measurement date.

START-UP EXPENSES AND OFFERING COSTS. Expenses incurred in the incorporation of GCR and the public offerings have been charged to the consolidated statements of income.

INCOME PER SHARE. Income per share is based upon the weighted average number of shares and share equivalents outstanding during the year. Stock options and warrants were considered share equivalents and were included in the number of weighted average shares outstanding using the treasury stock method. There is no material difference between primary and fully diluted net income per ordinary share.

3.  INVESTMENTS AVAILABLE FOR SALE

Amortized cost, fair value and related unrealized gains and losses on investments available for sale were as follows:



                                                         SEPTEMBER 30, 1996
                                        -------------------------------------------------
                                                        GROSS         GROSS
                                        AMORTIZED    UNREALIAZED   UNREALIZED     FAIR
                                          COST          GAINS         LOSSES     VALUE
                                        ---------     --------       ------     ---------
                                             (in thousands of United States dollars)
US Government and Government
Agency Bonds                             $299,081      $  269         $ 485      $298,865
US Corporate bonds                         52,815         274                      53,089
US Asset-backed securities                 27,300           4           232        27,072
Commercial Paper                           59,197                        19        59,178
                                         --------      ------         -----      --------
                                          438,393      $  547         $ 737      $438,204
                                         ========      ======         =====      ========



                                                         SEPTEMBER 30, 1996
                                        -------------------------------------------------
                                                        GROSS        GROSS
                                        AMORTIZED    UNREALIAZED   UNREALIZED     FAIR
                                          COST          GAINS        LOSSES      VALUE
                                        ---------     --------       ------     ---------
                                             (in thousands of United States dollars)
US Government and Government
Agency bonds                             $205,517      $  598         $          $206,115
US Corporate bonds                        223,497         711           776       223,432
US Asset-backed securities                 55,844          15            84        55,775
                                         --------      ------         -----      --------
                                         $484,858      $1,324         $ 860      $485,322
                                         ========      ======         =====      ========

The contractual maturity of investments available for sale is shown below. The actual maturity of investments may differ because borrowers may have the right to call or prepay certain obligations.

                                                    30 SEPTEMBER, 1996
                                          --------------------------------------
                                                AMORTIZED         FAIR
                                                   COST           VALUE
                                         (in thousands of United States dollars)
--------------------------------------    --------------------------------------
Due in less than one year                       $ 128,676       $ 128,857
Due after one year through three years            309,717         309,347
Due after more than three years                   -               -

--------------------------------------    --------------------------------------
                                                $ 438,393       $ 438,204
======================================    ======================================

The following table summarizes the composition of the portfolio by ratings assigned by Standard & Poor's Corporation or, with respect to non-rated issues, as estimated by GCR's investment advisor.

                                                     SEPTEMBER 30,
                                                 1996            1995
                                                   %               %
--------------------------------------------------------------------------------
Cash and cash equivalents                         1.2%            8.0%
US Government and Government Agency              67.4%           39.1%
AAA                                               6.1%           10.5%
A                                                22.1%           26.3%
BBB                                               3.2%           16.1%
--------------------------------------------------------------------------------
                                                100.0%          100.0%
================================================================================

Realized gains and losses included in income were as follows:

                                            YEAR ENDED SEPTEMBER 30,
                                      1996            1995            1994
                                     (in thousands of United States dollars)
--------------------------------------------------------------------------------
Realized gains                     $  2,226        $  2,007        $   4,732
Realized losses                      (2,243)         (1,616)         (14,948)
--------------------------------------------------------------------------------
Net realized gains                 $    (17)       $    391        $ (10,216)
================================================================================

Unrealized gains and losses included in shareholders' equity were as follows:

                                                                                  SEPTEMBER, 30
                                                                                 1996        1995
                                                                                 ----        ----
                                                                (in thousands of United States dollars)

Unrealized gains (1996 includes $60 related to cash equivalents)                $    607   $ 1,324
Unrealized losses                                                                   (736)     (860)
-------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)                                                   $   (129)  $   464
=======================================================================================================

Investment income was as follows:

                                                                      1996       1995         1994
                                                                      ----       ----         ----
                                                               (in thousands of United States dollars)
-------------------------------------------------------------------------------------------------------
Interest income                                                     $29,697     $33,334    $20,942
Investment expenses                                                    (733)       (683)      (847)
-------------------------------------------------------------------------------------------------------
Net investment income                                               $28,964     $32,651    $20,095
=======================================================================================================


Fixed maturity investments and cash and cash equivalents pledged to secure letters of credit were $21.5 million and $15.7 million as of September 30, 1996 and 1995 respectively.

4.  RESERVE FOR LOSSES AND LOSS EXPENSES

Activity in the reserve for losses and loss expenses is summarized as follows:


                                           YEAR ENDED SEPTEMBER 30,
                                        1996         1995         1994
                                   (in thousands of United States dollars)
----------------------------------------------------------------------------
Balance at the beginning of the year   $33,390      $19,705      $     -

Incurred related to:
     Current year                       31,174       29,880       25,278
     Prior years                        (3,146)       5,413            -
----------------------------------------------------------------------------
Total incurred                          28,028       35,293       25,278
----------------------------------------------------------------------------

Paid related to:
     Current year                       10,225        6,128        5,573
     Prior years                        11,259       15,480            -
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Total paid                              21,484       21,608        5,573
----------------------------------------------------------------------------

----------------------------------------------------------------------------
Balance at the end of the year         $39,934      $33,390      $19,705
============================================================================

Losses incurred in the year ended September 30, 1996, in respect of the prior year reflect favorable development of the proportional and per risk lines of business. Losses incurred in the year ended September 30, 1995 in respect of the prior year included approximately $5,800,000 of loss development reported in 1995 related to the Northridge earthquake, offset in part by favorable developments in other lines of business.

5.  SHARE CAPITAL

The Company raised approximately $443.1 million, net of placement costs, through a private placement of ordinary shares in October, 1993. The authorized share capital of the Company is $7.5 million consisting of 50,000,000 ordinary shares of U.S.$0.10 par value and 25,000,000 other shares of U.S.$0.10 par value. Other shares, of which none are outstanding, may be issued with such rights and preferences as the Board of Directors may authorize, subject to the Company's articles of association and applicable laws.

The following number of shares were issued and outstanding:

                                               SEPTEMBER 30,
                                  1996              1995              1994
                                  ----              ----              ----

--------------------------------------------------------------------------------

Ordinary shares outstanding    24,674,255        22,361,600        22,562,050

Share capital                 $ 2,467,426       $ 2,236,160       $ 2,256,205
================================================================================

In July 1996, Global Capital Re purchased 1,000,000 of the Company's shares for an aggregate price of $20.9 million. For purposes of these consolidated financial statements, these shares are treated as though they have been retired.

In 1993, the Company loaned $2,100,000 to officers to purchase an aggregate of 105,000 ordinary shares. The notes receivable are secured by a portion of the shares, bear interest at 7% per annum and mature at various dates in 2000 and 2001.

6.  SHARE OPTIONS AND WARRANTS

The Company has issued share options to officers and directors to purchase ordinary shares, U.S.$0.10 par value, as follows:

                                       NUMBER            OPTION PRICE
                                      OF SHARES          ------------
                                      ---------
YEAR ENDED SEPTEMBER 30, 1994
Granted                                212,680               $9.14
Exercised
Cancelled
Outstanding, end of year               212,680               $9.14
Exercisable, end of year                42,536               $9.14

YEAR ENDED SEPTEMBER 30, 1995

Granted                                 35,245               $9.90
Exercised
Cancelled
Outstanding, end of year               247,925               $9.-4 $9.90
Exercisable, end of year                42,536               $9.14

YEAR ENDED SEPTEMBER 30, 1996

Granted                                387,000              $15.24
Exercised                                9,000              $15.24
Cancelled
Outstanding, end of year               625,925               $9.-4 $15.24
Exercisable, end of year               111,883               $9.-4 $15.24


Options issued to officers and directors on October 8, 1993 vest at the rate of 20% annually. Other options vest at the rate of 25% annually. All options lapse on the tenth anniversary of issue. The option prices for options granted in fiscal 1994 and 1995 have been adjusted to reflect dividends paid. Compensation expense related to stock option price adjustment of $1.6 million, $0.4 million and $0 has been recognized for the years ended September 30, 1996, 1995 and 1994 respectively.

Under the Company's share option plan, 1,104,755 shares are available for grant to key employees based on achievement of performance goals. Any such options will be granted at the market price on the date of the grant.

Coincident with the private placement in 1993, the Company granted to sponsors warrants to purchase 3,303,655 ordinary shares at an exercise price of U.S.$11.00 per share between October 8, 1993, and October 8, 2003. These warrants were exercised in December 1995 (see note 1).

7.  PREMIUMS WRITTEN BY GEOGRAPHIC AREA

Premiums written by geographic area of operations were as follows:

                                                             YEAR ENDED SEPTEMBER 30,
                                           1996                         1995                      1994
                                  ----------------------      ---------------------      -----------------------
                                                     (in thousands of United States dollars)
----------------------------------------------------------------------------------------------------------------
United States *                   $  66,454        55.5%      $  78,069       57.0%      $  65,424        64.1%
Japan                                 5,700         4.8          11,279        8.2           9,798         9.6
Europe including the UK              11,572         9.7           9,898        7.2           6,328         6.2
Australia/New Zealand                 5,573         4.6           7,348        5.4           5,103         5.0
Caribbean                             3,074         2.5           5,129        3.8             919         0.9
Worldwide **                         21,113        17.6          20,133       14.7           8,573         8.4
Worldwide, excluding US ***           4,643         3.9           2,433        1.8           2,245         2.2
Other                                 1,673         1.4           2,595        1.9           3,675         3.6

----------------------------------------------------------------------------------------------------------------
                                  $ 119,802       100.0%      $ 136,884      100.0%      $ 102,065       100.0%
================================================================================================================

*   Policies covering risk events only in the United States
**  Policies covering risk events anywhere in the world including the United
    States
*** Policies covering risk events anywhere in the world other than the United
    States

8.  RELATED PARTY TRANSACTIONS

Goldman Sachs Asset Management International provides investment advisory services to GCR and, in that capacity, exercises discretionary authority with respect to GCR's entire investment portfolio. Goldman Sachs Asset Management International is an affiliate of Goldman, Sachs & Co., a sponsor of and (through affiliates) an investor in the Company. Fees for these services were $674,000, $559,000 and $497,000 for the years ended September 30, 1996, 1995 and 1994, respectively. In addition, Goldman, Sachs & Co. acted as placement agents for the private placement for which it received fees of $6,900,000 and as one of the representatives of the underwriters in the Company's initial and secondary public offerings, in which the underwriters received aggregate underwriting discounts and commissions of approximately $15,158,800 from the selling shareholders. One director of the Company is a limited partner of Goldman, Sachs & Co. and another director of the Company is a general partner of Goldman, Sachs & Co.

9.  CONCENTRATION OF CREDIT RISK

Other than investments in instruments issued by the U.S. Government or U.S. Government agencies, GCR does not have any investment in a single issuer exceeding 10% of consolidated shareholders' equity.

10. LEASE

The Company leases its office under a three year non-cancelable lease. Annual occupancy costs are estimated to be $250,000, including services and taxes.

11. TAXATION

At the present time, no income or capital taxes are levied in the Cayman Islands, and no income, profit, capital or capital gains taxes are levied in Bermuda. In the event such taxes are levied, the Company has received an undertaking exempting it from such Cayman Islands taxes until 2013. Global Capital Re has received an undertaking from the Bermuda Government exempting it from such Bermuda taxes until 2016.

The Company is not engaged in trade or business in the United States and, accordingly, does not expect to be subject to United States income taxation.

12.  CREDIT AGREEMENT

On August 17, 1995, the Company entered into a three-year revolving credit agreement (as amended, the "Credit Agreement") with a group of commercial banks. Under that agreement, the Company can borrow up to $150.0 million in the form of, at the Company's option, Eurodollar loans at an annual interest rate of LIBOR plus 60 or 70 basis points depending on the amount outstanding, or U.S. floating rate loans at an annual interest rate equal to the lead bank's corporate base rate or the U.S. Federal Funds rate plus 1/2%, whichever is higher. The capital shares of Global Capital Re are pledged as security for borrowings under the Credit Agreement. Prepayments of amounts borrowed may be made without penalty.

On August 17, 1995 the Company borrowed $142.0 million under the Credit Agreement for an initial period of six months at an interest rate of 6.7%. The proceeds were used to fund, in part, the distribution made in August 1995 (see
Note 13). The Company has agreed to pay to the lenders under the Credit Agreement a commitment fee of between 0.175% and 0.20% of the daily unborrowed portion of the facility. Borrowings under the line of credit have been repaid; $34.0 million in December 1995 and the balance in February 1996. Interest paid was $3.7 million and $2.0 million in the years ended September 30, 1996 and 1995, respectively.

The Credit Agreement contains various financial and non-financial covenants, including a requirement to maintain consolidated net worth of the Company and net worth of Global Capital Re of at least $250.0 million in each case. The Company was in compliance with all covenants under the Credit Agreement as of September 30, 1996.

13.  DIVIDENDS

The Company paid dividends of $0.62 per share in each of February 1996 ($15.9 million), May 1996 ($15.9 million) and August 1996 ($15.3 million).

On August 17, 1995, the Board of Directors declared a distribution of $9.00 per ordinary share payable on August 18, 1995 to shareholders of record on the date of declaration. The total amount of the distribution was $201.3 million and was funded in part by borrowings under the Credit Agreement. The balance of the distribution was funded by the liquidation of certain investments. The distribution was accounted for as a distribution of all retained earnings as of June 30, 1995, and the balance as a distribution from additional paid-in capital.

The Company's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by Global Capital Re. Global Capital Re is registered under the Bermuda Insurance Act 1978 and Related Regulations (the "Act") and is obliged to comply with various provisions of the Act regarding solvency and liquidity. These provisions have been met. The Registrar of Companies in Bermuda, in which Global Capital Re is domiciled, recognizes as net income and surplus (shareholders' equity) those amounts determined in conformity with statutory accounting practices prescribed or permitted in Bermuda, which differ in certain respects from generally accepted accounting principles. Under Bermuda regulations, the required minimum statutory capital and surplus at September 30, 1996 was $100.0 million. Global Capital Re's actual statutory capital and surplus at that date was $429.2 million. Statutory net income of Global Capital Re was $99.7million, $88.3 million and $25.2 million for the years ended September 30, 1996, 1995 and 1994, respectively.

In addition, regulations in Bermuda limit the maximum amount of annual dividends or other distributions available to shareholders without notification to the Registrar of such payment (and in certain cases the prior approval of the Registrar). The maximum amount of dividends which could be paid by Global Capital Re to the Company during fiscal 1997 without such notification is approximately $107.3 million.

The Company's ability to pay dividends is also subject to the requirements of the Credit Agreement that consolidated net worth, and net worth of Global Capital Re, of $250.0 million be maintained and that dividends paid in any fiscal year not exceed consolidated net income in the prior fiscal year.

14.  PENSION PLANS

Effective October 8, 1993, Global Capital Re adopted combined savings and defined contribution pension plans for its officers and employees. Under these plans, Global Capital Re contributes 10% of participants' base salaries. Pension costs are fully funded and amounted to approximately $194,000, $171,000 and $120,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

15.  FOREIGN EXCHANGE GAINS AND LOSSES

The exchange gains (losses) comprise the net effect of realized and unrealized exchange gains and losses, excluding exchange gains and losses earned on the investment portfolio which are included in investment income. The unrealized component arises from the revaluation of certain foreign currency assets and liabilities at the balance sheet dates. The realized component arises from the difference between amounts previously recorded for foreign currency assets and liabilities and actual amounts received or paid during the year.

16.  ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued Statement No. 123, "Accounting for Stock Based Compensation", effective for fiscal years beginning after December 15, 1995, recognizing awards granted in the first fiscal year after December 15, 1994. This Statement defines a fair value based method of accounting for stock options or similar equity instruments in which an entity acquires goods or services by issuing stock. Entities can either adopt the new method or continue to use APB Opinion No. 25, providing pro forma disclosure of net income and earnings per share as if the fair value based method had been adopted. The Company intends to follow the latter alternative, providing the necessary disclosure for its 1997 fiscal year.

17.  UNAUDITED QUARTERLY FINANCIAL DATA

                                                                    FOR THE QUARTER ENDED
                                                -----------------------------------------------------------
                                                   DEC. 31,     MARCH  31,       JUNE  30,       SEPT. 30,
                                                    1995           1996             1996           1996

                                               (in thousands of United States dollars except per share data)
-----------------------------------------------------------------------------------------------------------

Premiums written                                  $ 7,555         $66,469         $25,715         $20,063
Premiums earned                                    32,894          30,610          30,507          30,450
Investment income, net                              8,294           7,650           6,661           6,359
Realized gains (losses) on investments, net           763             377          (1,045)           (112)
Losses and loss expenses                           10,210           3,184           4,054          10,580
Net income (loss)                                 $22,716         $26,443         $23,973         $17,630
Net income (loss) per share                       $  0.99         $  1.02         $  0.92         $  0.70


                                                    DEC. 31,     MARCH  31,       JUNE  30,       SEPT. 30,
                                                     1994           1995            1995            1995
-----------------------------------------------------------------------------------------------------------
Premiums written                                  $ 7,229         $72,061         $40,455         $17,139
Premiums earned                                    25,181          30,651          31,848          32,876
Investment income, net                              7,179           8,044           8,675           8,753
Realized gains (losses) on investments, net        (1,042)           (431)            146           1,718
Losses and loss expenses                            6,177          11,016           3,085          15,015
Net income (loss)                                 $20,259         $22,614         $30,656         $17,127
Net income (loss) per share                       $  0.89         $  0.99         $  1.33         $  0.73